Exhibit 99.23

MERCER PARK BRAND ACQUISITION CORP.

(the “COMPANY”)

Annual General Meeting of Class B Shareholders Held on

October 14, 2020

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

The following matters were voted on at the annual general meeting of Class B Shareholders of the Company held on October 14, 2020. Full details of the matters are set out in the Company’s management information circular dated September 21, 2020, which is available on SEDAR at www.sedar.com.

	Outcome of Vote by Show of	Results of Proxies
Description of Matter Voted On	Hands	Votes For	Votes Against	Votes Withheld
Election of the following directors:
• Jonathan Sandelman • Lawrence Hackett • Andrew Smith	Carried	10,198,751 (100%)	N/A	N/A
The re-appointment of MNP LLP, Chartered Accountants as auditors of the Company and the authorization of the directors to fix their remuneration.	Carried	10,198,751 (100%)	N/A	N/A

Dated this 14th day of October, 2020.

MERCER PARK BRAND ACQUISITION CORP.

Per:	“Louis Karger”

Name:	Louis Karger

Title:	Chief Executive Officer